                          ML JWH STRATEGIC ALLOCATION FUND L.P.
                          (A DELAWARE LIMITED PARTNERSHIP)
                          AND JOINT VENTURE


                          Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1998 and Independent Auditors' Report







[Merrill Lynch Logo]

ML JWH STRATEGIC ALLOCATION FUND L.P.
(A Delaware Limited Partnership) AND JOINT VENTURE
--------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                   Page
                                                                   ----
INDEPENDENT AUDITORS' REPORT                                          1

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998:

  Consolidated Statements of Financial Condition                      2

  Consolidated Statements of Operations                               3

  Consolidated Statements of Changes in Partners' Capital             4

  Notes to Consolidated Financial Statements                       5-10

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Partners of
  ML JWH Strategic Allocation Fund L.P.:

We have audited the accompanying consolidated statements of financial condition of ML JWH Strategic Allocation Fund L.P. (the "Partnership") and the ML JWH Strategic Joint Venture (the "Joint Venture") as of December 31, 2000 and 1999, and the related consolidated statements of operations and of changes in partners' capital for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ML JWH Strategic Allocation Fund L.P. and the ML JWH Strategic Joint Venture as of December 31, 2000 and 1999, and the results of their operations and changes in their partners' capital for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


New York, New York
February 5, 2001

ML JWH STRATEGIC ALLOCATION FUND L.P.
(A Delaware Limited Partnership) AND JOINT VENTURE
--------------------------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                  2000          1999
                                                              ------------  ------------
ASSETS

Equity in commodity futures trading accounts:
  Cash and options premiums                                   $132,821,791  $ 49,466,829
  Net unrealized profit on open contracts                       50,582,680    15,377,657
Government securities (Cost: $305,569,068)                               -   302,660,752
Commercial Paper (Cost: $111,460,842)                          111,460,842             -
Cash                                                                   254        15,003
Accrued interest (Notes 1 and 3)                                 1,840,366     3,127,363
                                                              ------------  ------------
          TOTAL                                               $296,705,933  $370,647,604
                                                              ============  ============
LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
  Brokerage commissions payable (Note 3)                        $1,421,678    $2,366,595
  Profit Share payable (Note 2)                                  2,594,708     4,207,026
  Redemptions payable                                            9,285,988     3,609,053
  Administrative fees payable (Note 3)                              61,812        76,341
  Ongoing offering costs payable (Note 1)                                -        21,755
                                                              ------------  ------------
      Total liabilities                                         13,364,186    10,280,770
                                                              ------------  ------------
MINORITY INTEREST                                                  174,477       146,975
                                                              ------------  ------------

PARTNERS' CAPITAL:
  General Partner (18,536 Units and 27,921 Units)                3,219,589     4,087,563
  Limited Partners (1,611,725 Units and 2,432,642 Units)       279,947,681   356,132,296
                                                              ------------  ------------
      Total partners' capital                                  283,167,270   360,219,859
                                                              ------------  ------------
          TOTAL                                               $296,705,933  $370,647,604
                                                              ============  ============
NET ASSET VALUE PER UNIT
(Based on 1,630,261 and 2,460,563 Units outstanding)          $     173.69  $     146.40
                                                              ============  ============

See notes to consolidated financial statements.

ML JWH STRATEGIC ALLOCATION FUND L.P.
(A Delaware Limited Partnership) AND JOINT VENTURE
--------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                           2000           1999          1998
                                                        -----------   ------------   -----------
REVENUES:

Trading profit (loss):
  Realized                                              $ 9,945,923  $   9,335,723   $35,957,735
  Change in unrealized                                   38,113,338    (14,570,342)   12,141,395
                                                        -----------  -------------   -----------
    Total trading results                                48,059,261     (5,234,619)   48,099,130

Interest income (Notes 1 and 3)                          17,179,996     17,854,409    12,766,955
                                                        -----------  -------------   -----------
    Total revenues                                       65,239,257     12,619,790    60,866,085
                                                        -----------  -------------   -----------
EXPENSES:

Brokerage commissions (Note 3)                           21,916,843     28,008,137    19,086,026
Administrative fees (Note 3)                                750,433        903,488       615,678
Ongoing offering costs (Note 1)                             174,043        108,777             -
                                                        -----------  -------------   -----------
    Total expenses                                       22,841,319     29,020,402    19,701,704
                                                        -----------  -------------   -----------
INCOME (LOSS) BEFORE PROFIT SHARE
ALLOCATION AND MINORITY INTEREST                         42,397,938    (16,400,612)   41,164,381

Profit Share Allocation (Note 2)                         (2,594,804)    (4,207,762)   (5,436,351)

Minority interest in (income) loss                          (27,502)         7,926       (19,071)
                                                        -----------  -------------   -----------
NET INCOME (LOSS)                                       $39,775,632  $ (20,600,448)  $35,708,959
                                                        ===========  =============   ===========

NET INCOME (LOSS) PER UNIT:
  Weighted average number of General Partner
    and Limited Partner Units outstanding (Note 4)        2,109,178      2,325,460     1,736,281
                                                        ===========   ============   ===========
  Net income (loss) per weighted average General
    Partner and Limited Partner Unit                    $     18.86   $      (8.86)  $     20.57
                                                        ===========   ============   ===========

See notes to consolidated financial statements.

ML JWH STRATEGIC ALLOCATION FUND L. P.
(A Delaware Limited Partnership) AND JOINT VENTURE
--------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                          General        Limited
                                             Units        Partner        Partners          Total
                                           ---------   -------------   -------------   -------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1997                        1,652,429    $ 2,455,940    $ 221,181,356   $ 223,637,296

Additions                                    713,063        214,178      100,796,172     101,010,350

Redemptions                                 (327,666)      (330,082)     (45,513,612)    (45,843,694)

Net income                                         -        327,057       35,381,902      35,708,959
                                           ---------    -----------    -------------   -------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1998                        2,037,826      2,667,093      311,845,818     314,512,911

Additions                                    713,679      1,788,180      108,788,920     110,577,100

Redemptions                                 (290,942)       (78,597)     (44,191,107)    (44,269,704)

Net loss                                           -       (289,113)     (20,311,335)    (20,600,448)
                                           ---------    -----------    -------------   -------------

PARTNERS' CAPITAL,
  DECEMBER 31, 1999                        2,460,563      4,087,563      356,132,296     360,219,859

Additions                                    108,883         23,717       15,854,642      15,878,359

Redemptions                                 (939,185)    (1,393,965)    (131,312,615)   (132,706,580)

Net income                                         -        502,274       39,273,358      39,775,632
                                           ---------    -----------    -------------   -------------

PARTNERS' CAPITAL,
  DECEMBER 31, 2000                        1,630,261    $ 3,219,589    $ 279,947,681   $ 283,167,270
                                           =========    ===========    =============   =============

See notes to consolidated financial statements.

ML JWH STRATEGIC ALLOCATION FUND L. P.
(A Delaware Limited Partnership) AND JOINT VENTURE
--------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     ML JWH Strategic Allocation Fund L.P. (the "Partnership") was organized under the Delaware Revised Uniform Limited Partnership Act on December 11, 1995 and commenced trading on July 15, 1996. When available for investment, the Partnership issues new units of limited partnership interest ("Units") at Net Asset Value as of the beginning of each calendar month. The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities through its joint venture (the "Joint Venture") with John W. Henry & Company, Inc. ("JWH-Registered Trademark-"), the trading advisor for the Partnership. Merrill Lynch Investment Partners Inc., ("MLIP"), a wholly-owned subsidiary of Merrill Lynch Group, Inc. which, in turn, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of the Partnership. Merrill Lynch Futures Inc. ("MLF"), a Merrill Lynch affiliate, is the Partnership's commodity broker. Substantially all of the Partnership's assets are held in accounts at MLF or Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), also a Merrill
     Lynch affiliate.

     MLIP, an indirect subsidiary of Merrill Lynch, became a member of Merrill Lynch Investment Managers ("MLIM") - Alternative Investments Group during October 2000. MLIM's Alternative Investments Group creates and manages a variety of alternative investment products, including managed futures funds, hedge funds, funds of funds, exchange funds and private equity funds. MLIP, organized in 1986, is the hedge fund, fund of funds and managed futures sponsor within MLIM's Alternative Investments Group.

     MLIP and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

     The Joint Venture trades in the international futures and forward markets, applying multiple proprietary trading strategies under the direction of JWH-Registered Trademark-. JWH-Registered Trademark- selects, allocates and reallocates the Partnership's assets among different combinations of JWH-Registered Trademark-'s programs--an approach which JWH-Registered Trademark- refers to as the "JWH Strategic Allocation Program."

     The consolidated financial statements include the accounts of the Joint Venture to which the Partnership contributed substantially all of its capital, representing a current equity interest in the Joint Venture of approximately 99%. All related transactions between the Partnership and the Joint Venture are eliminated in consolidation.

     ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH MANAGEMENT

     Prior to June 2000, the Partnership invested a portion of its assets in obligations of the U.S. Treasury and certain U.S. government agencies ("Government Securities") under the direction of MLIM, within the parameters established by MLIP, for which MLIM accepted no responsibility. These investments are carried at fair value. Effective June 2000, the Partnership liquidated the Government Securities held and now invests a portion of its assets in Commercial Paper. These holdings generally have maturities of 30, 60 or 90 days and are held to maturity. The investments in Commercial Paper are directed by MLIP.

     REVENUE RECOGNITION

     Commodity futures, options on futures and forward contract transactions are recorded on the trade date, and open contracts are reflected in Net unrealized profit on open contracts in the Consolidated Statements of Financial Condition at the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value. The change in net unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized under Trading profit (loss) in the Consolidated Statements of Operations.

     FOREIGN CURRENCY TRANSACTIONS

     The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Consolidated Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in total trading results.

     ONGOING OPERATING COSTS, OPERATING EXPENSES AND SELLING COMMISSIONS

     MLIP is entitled to receive, from the Partnership, ongoing offering cost reimbursements subject to a ceiling of up to .25 of 1% of the Partnership's average month-end assets in any fiscal year (currently estimated at $300,000 annually). MLIP suspended the reimbursement on August 31, 2000, however, the reimbursement can be reinstated if the Partnership is opened to a new offering.

     MLIP pays for all routine operating costs (including legal, accounting, printing, postage and similar administrative expenses) of the Partnership, including the Partnership's share of any such costs incurred by the Joint Venture (See Note 2). MLIP receives an administrative fee, as well as a portion of the brokerage commissions paid to MLF by the Joint Venture (See
     Note 3).

     No selling commissions have been or are paid directly by the Limited Partners. All selling commissions are paid by MLIP.

     INCOME TAXES

     No provision for income taxes has been made in the accompanying consolidated financial statements as each Partner is individually responsible for reporting income or loss based on such Partner's respective share of the Partnership's income and expenses as reported for income tax purposes.

     DISTRIBUTIONS

     The Limited Partners are entitled to receive, equally per Unit, any distribution which may be made by the Partnership. No such distributions have been declared for the years ended December 31, 2000 or 1999.

     REDEMPTIONS

     A Limited Partner may redeem some or all of such Partner's Units at Net Asset Value as of the close of business, on the last business day of any month, upon ten calendar days' notice. Units redeemed on or prior to the end of the twelfth full month after purchase are assessed an early redemption charge of 3% of their Net Asset Value as of the date of redemption. If an investor acquired Units at more than one time, Units are treated on a "first-in, first-out" basis for purposes of determining whether redemption charges are applicable. Redemption charges are subtracted from redemption proceeds and paid to MLIP.

     DISSOLUTION OF THE PARTNERSHIP

     The Partnership will terminate on December 31, 2026 or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

2.   JOINT VENTURE AGREEMENT

     The Partnership and JWH-Registered Trademark- entered into a Joint
     Venture Agreement as of the commencement of operations whereby JWH-Registered Trademark- contributed $100,000 to the Joint Venture and the Partnership contributed substantially all of its capital.
     As of October 30, 1998, the Joint Venture Agreement was amended to allow the Joint Venture Agreement to continue in effect until December 31, 2000 subject to automatic one-year renewals on the same terms, unless either the Partnership or JWH-Registered Trademark- elects not to renew. The Joint Venture Agreement was renewed for the year ended December 31, 2001. MLIP is the manager of the Joint Venture, while JWH-Registered Trademark- has sole discretion in determining the commodity futures, options on futures and forward trades to be made on its behalf, subject to the trading limitations outlined in the Joint Venture Agreement.

     Pursuant to the Joint Venture Agreement, JWH-Registered Trademark- and the Partnership share in the profits of the Joint Venture based on equity ownership provided that 20%, increased from 15% on October 1, 2000, of the Partnership's allocable quarterly New Trading Profits, as defined, are allocated to JWH-Registered Trademark-. Losses are allocated to JWH-Registered Trademark- and the Partnership based on equity ownership.

     Pursuant to the Joint Venture Agreement, JWH-Registered Trademark-'s share of profits may earn interest at the prevailing rates for 91-day U.S. Treasury bills or such share of profits may participate in the profits and losses of the Joint Venture. For the years ended
     December 31, 2000, 1999 and 1998, JWH-Registered Trademark- received a profit share allocation of $2,586,818, $4,103,927 and $5,383,828 and earned interest of $7,986, $103,835 and $52,523 on such amounts, respectively.

3.   RELATED PARTY TRANSACTIONS
                                       7

     Prior to June 2000, approximately 80% of the Joint Venture's U.S.
     dollar assets were managed by MLIM, pursuant to the guidelines established by MLIP for which MLIM assumed no responsibility, in the Government Securities market. MLF paid MLIM annual management fees of .20 of 1% on the first $25 million of certain assets of MLIP-Sponsored-Funds ("Capital"), including the Joint Venture's assets managed by MLIM, .15 of 1% on the next $25 million of Capital, .125 of 1% on the next $50 million, and .10 of 1% on Capital in excess of $100 million.
     Such fees were paid quarterly in arrears and were calculated on the basis of the average daily Capital managed by MLIM. As of June 2000, the Government Securities were liquidated and the management agreement with MLIM was terminated. Commercial Paper was then purchased.
     MLPF&S acts as custodian for the cash assets utilized in the Commercial Paper Program.

     A portion of the Joint Venture's U.S. dollar assets is maintained at MLF. On assets held in U.S. dollars, Merrill Lynch credits the Joint Venture with interest at the prevailing 91-day U.S. Treasury bill rate. The Joint Venture is credited with interest on any of its assets and net gains actually held by Merrill Lynch in non-U.S. dollar currencies at a prevailing local rate received by Merrill Lynch. Merrill Lynch may derive certain economic benefit in excess of the interest which Merrill Lynch pays to the Joint Venture, from possession of such assets.

     Merrill Lynch charges the Joint Venture at prevailing local rates for financing realized and unrealized losses on the Joint Venture's non-U.S. dollar-denominated positions.

     The Joint Venture currently pays brokerage commissions to MLF at a flat monthly rate of .479 of 1% (a 5.75% annual rate) of the Joint Venture's month-end assets. Prior to October 1, 2000, the brokerage commission rate was .646 of 1% per month (a 7.75% annual rate). The Joint Venture also pays MLIP a monthly administrative fee of .021 of 1% (a 0.25% annual rate) of the Joint Venture's month-end assets. Month-end assets are not reduced for purposes of calculating brokerage and administrative fees by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

     MLIP estimates that the round-turn equivalent commission rate charged to the Joint Venture during the years ended December 31, 2000, 1999 and 1998 was approximately $121, $264 and $145 (not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis).

     MLF pays JWH-Registered Trademark- annual Consulting Fees of 2%, reduced from 4% on October 1, 2000, of the Partnership's average month-end assets, after reduction for a portion of the brokerage commissions.

4.   WEIGHTED AVERAGE UNITS

     The weighted average number of Units outstanding was computed for purposes of disclosing net income per weighted average Unit. The weighted average Units outstanding for the years ended December 31, 2000, 1999 and 1998 equals the Units outstanding as of such date, adjusted proportionately for Units sold and redeemed based on the respective length of time each was outstanding during the year.

5.   FAIR VALUE AND OFF-BALANCE SHEET RISK

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the "Statement"), effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. SFAS No. 133 is further amended by SFAS No. 138, which clarifies issues surrounding interest risk, foreign currency denominated items, normal purchases and sales and net hedging. This Statement supercedes SFAS No. 119 ("Disclosure about Derivative Financial
     Instruments and Fair Value of Financial Instruments") and SFAS No. 105 ("Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit
     Risk") whereby disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments is no longer required for an entity such as the Company which carries its assets at fair value. Such Statement sets forth a much broader definition of a derivative instrument. The application of the provisions of SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, did not have a significant effect on the consolidated financial statements.

     SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics: (1) one or more underlyings and notional amounts or payment provisions; (2) requires no initial net investment or a smaller initial net investment than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and, (3) terms that require or permit net settlement. Generally, derivatives include futures, forwards, swaps, options, or other financial instruments with similar characteristics such as caps, floors and collars.

     MARKET RISK

     Derivative instruments involve varying degrees of off-balance sheet market risk. Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership's net unrealized profit (loss) on such derivative instruments as reflected in the Consolidated Statements of Financial Condition. The Partnership's exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Partnership as well as the volatility and liquidity of the markets in which the derivative instruments are traded.

     MLIP has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of JWH-Registered Trademark-, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations. While MLIP does not itself intervene in the markets to hedge or diversify the Partnership's market exposure, MLIP may urge JWH-Registered Trademark- to reallocate positions in an attempt to avoid over-concentrations. However, such interventions are unusual. Except in cases in which it appears that JWH-Registered Trademark- has begun to deviate from past practice or trading policies or to be trading erratically, MLIP basic risk control procedures consist simply of the ongoing process of advisor monitoring, with the market risk controls being applied by JWH-Registered Trademark-itself.

     CREDIT RISK

     The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange. In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may also require margin in the over-the-counter markets.

     The credit risk associated with these instruments from counterparty nonperformance is the net unrealized profit on open contracts, if any, included in the Consolidated Statements of Financial Condition. The Partnership attempts to mitigate this risk by dealing exclusively with Merrill Lynch entities as clearing brokers.

     The Partnership, in its normal course of business, enters into various contracts, with MLF acting as its commodity broker. Pursuant to the brokerage agreement with MLF (which includes a netting arrangement), to the extent that such trading results in receivables from and payables to MLF, these receivables and payables are offset and reported as a net receivable or payable and included in the Statements of Financial Condition under Equity in commodity future trading accounts.


                             * * * * * * * * * * *

                To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.


                               Michael L. Pungello
                             Chief Financial Officer
                     Merrill Lynch Investment Partners Inc.
                               General Partner of
                      ML JWH Strategic Allocation Fund L.P.